                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 4)

                       America Online Latin America, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02365B100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Joan Burton Jensen, Esq.
                               Finser Corporation
                           550 Biltmore Way, Suite 900
                             Coral Gables, FL 33134
                            Telephone: (305) 442-3452

                                    Copy to:

                            Guilford W. Gaylord, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                             1 Chase Manhattan Plaza
                               New York, NY 10005
                            Telephone: (212) 530-5000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 30, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

================================================
CUSIP NO.  02365B100                                                 13D
================================================

============== ================================================================
           1

                          NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)

                          Aspen Investments LLC

-------------- ----------------------------------------------------------------
           2
                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [X]
                                                                      (b)   [ ]
-------------- ----------------------------------------------------------------
           3
                          SEC USE ONLY
-------------- ----------------------------------------------------------------
           4
                          SOURCE OF FUNDS
                          WC
-------------- ----------------------------------------------------------------
           5
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)            [ ]
-------------- ----------------------------------------------------------------
           6
                          CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
========================================== ====================================
                  NUMBER OF
                                              7       SOLE VOTING POWER
                  SHARES
                                                      0
                                           ------------------------------------
                  BENEFICIALLY
                                              8       SHARED VOTING POWER
                   OWNED BY
                                                      57,670,886
                                           ------------------------------------
                  EACH
                                              9       SOLE DISPOSITIVE POWER
                  REPORTING
                                                      0
                                           ------------------------------------
                  PERSON
                                             10       SHARED DISPOSITIVE POWER
                  WITH
                                                      57,454,220
============= =================================================================
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
                          57,670,886
------------- -----------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                         EXCLUDES CERTAIN SHARES                            [X]
------------- -----------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         47.0%
------------- -----------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         CO
============= =================================================================

================================================
CUSIP NO.  02365B100                                                 13D
================================================

============== ================================================================
           1
                          NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                          Atlantis Investments LLC
-------------- ----------------------------------------------------------------
           2
                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------- ----------------------------------------------------------------
           3
                          SEC USE ONLY
-------------- ----------------------------------------------------------------
           4
                          SOURCE OF FUNDS
                          WC
-------------- ----------------------------------------------------------------
           5
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]
-------------- ----------------------------------------------------------------
           6
                          CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware
========================================= =====================================
                  NUMBER OF
                                             7       SOLE VOTING POWER
                  SHARES
                                                     0
                                          -------------------------------------
                  BENEFICIALLY
                                             8       SHARED VOTING POWER
                  OWNED BY
                                                     57,743,108
                                          -------------------------------------
                  EACH
                                             9       SOLE DISPOSITIVE POWER
                  REPORTING
                                                     0
                                          -------------------------------------
                  PERSON
                                            10       SHARED DISPOSITIVE POWER
                  WITH
                                                     57,454,220
============= =================================================================

11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                          57,743,108
------------- -----------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                     [X]
------------- -----------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         47.0%
------------- -----------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         CO
============= =================================================================

================================================
CUSIP NO.  02365B100                                                 13D

================================================

============== =================================================================
           1
                          NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                          Gustavo A. Cisneros
-------------- -----------------------------------------------------------------
           2
                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a)  [X]
                                                                       (b)  [ ]
-------------- -----------------------------------------------------------------
           3
                          SEC USE ONLY
-------------- -----------------------------------------------------------------
           4
                          SOURCE OF FUNDS
                          N/A (See Item 3 below)
-------------- -----------------------------------------------------------------
           5
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]
-------------- -----------------------------------------------------------------
           6
                          CITIZENSHIP OR PLACE OF ORGANIZATION
                          Venezuela
========================================= ======================================
                  NUMBER OF
                                             7       SOLE VOTING POWER
                  SHARES
                                                     60,000
                                          --------------------------------------
                  BENEFICIALLY
                                             8       SHARED VOTING POWER
                  OWNED BY
                                                     57,670,886
                                          --------------------------------------
                  EACH
                                             9       SOLE DISPOSITIVE POWER
                  REPORTING
                                                     60,000
                                          --------------------------------------
                  PERSON
                                            10       SHARED DISPOSITIVE POWER
                  WITH
                                                     57,454,220
============= ==================================================================
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                          57,730,886
------------- ------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                     [X]
------------- ------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         47.0%
------------- ------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         IN
============= ==================================================================

================================================
CUSIP NO.  02365B100                                                 13D

================================================

============== =================================================================
           1
                          NAMES OF REPORTING PERSONS
                          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                          (ENTITIES ONLY)
                          Ricardo J. Cisneros
-------------- -----------------------------------------------------------------
           2
                          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   [X]
                                                                      (b)   [ ]
-------------- -----------------------------------------------------------------
           3
                          SEC USE ONLY
-------------- -----------------------------------------------------------------
           4
                          SOURCE OF FUNDS
                          N/A (See Item 3 below)
-------------- -----------------------------------------------------------------
           5
                          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)           [ ]
-------------- -----------------------------------------------------------------
           6
                          CITIZENSHIP OR PLACE OF ORGANIZATION
                          Venezuela
========================================== =====================================
                  NUMBER OF
                                              7       SOLE VOTING POWER
                  SHARES
                                                      60,000
                                           -------------------------------------
                  BENEFICIALLY
                                              8       SHARED VOTING POWER
                  OWNED BY
                                                      57,743,108
                                           -------------------------------------
                  EACH
                                              9       SOLE DISPOSITIVE POWER
                  REPORTING
                                                      60,000
                                           -------------------------------------
                  PERSON
                                             10       SHARED DISPOSITIVE POWER
                  WITH
                                                      57,454,220
============= ==================================================================
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                         PERSON
                          57,803,108
------------- ------------------------------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES                                     [X]
------------- ------------------------------------------------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         47.0%
------------- ------------------------------------------------------------------
14                       TYPE OF REPORTING PERSON
                         IN
============= ==================================================================

         Aspen Investments LLC, a Delaware limited liability company ("Aspen"), Atlantis Investments LLC, a Delaware limited liability company ("Atlantis", and, together with Aspen, "ODC"), Gustavo A. Cisneros ("GAC"), and Ricardo J. Cisneros ("RJC") (collectively, the "Reporting Persons"), hereby file this Amendment No. 4 to amend and restate in its entirety the statement on Schedule 13D originally filed on August 21, 2000 and amended on August 24, 2000, January 10, 2001 and March 8, 2001 (as so amended, the "Statement"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of America Online Latin America, Inc., a Delaware corporation ("AOL-LA"). As provided in the Joint Filing Agreement filed as Exhibit No. 1 hereto, the Reporting Persons have agreed pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to file one statement on Schedule 13D with respect to their beneficial ownership of the Class A Common Stock.

Item 1.  SECURITY AND ISSUER

         This Statement relates to the Class A Common Stock of AOL-LA. The address of the principal executive office of AOL-LA is 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Aspen, Atlantis, GAC and RJC as members of a "group" (as such term is defined pursuant to Regulation 13D under the Exchange Act), which has been deemed to have been formed by (i) the Reporting Persons and (ii) AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiary, America Online, Inc., a Delaware corporation ("AOL", and, together with AOL Time Warner, the "AOL Group"), by virtue of the agreements among the Reporting Persons and the AOL Group described elsewhere in this Statement. Until December 28, 2000, the Reporting Persons included Riverview Media Corp., a British Virgin Islands corporation ("Riverview"); on that date Riverview assigned to each of Aspen and Atlantis, on an equal basis, all of its right, title and interest in and to the shares of Class A Common Stock beneficially owned by Riverview. Riverview is still the record owner of such shares. In addition, a "group" may be deemed to have been formed by the Reporting Persons, the AOL Group, and Banco Itau S.A., a Brazilian Sociedade Anonima ("Banco Itau"), Banco Itau's affiliate, Banco Banerj S.A., a Brazilian Sociedade Anonima ("Banco Banerj"), Banco Itau, S.A.-Cayman Branch, a Brazilian Sociedade Anonima ("Banco Itau-Cayman"), Itau Bank Limited, a Cayman limited liability company, and Roberto Egydio Setubal, President and Chief Executive Officer of Banco Itau (collectively, the "Banco Itau Reporting Persons"), by virtue of the agreements among the Reporting Persons, the AOL Group and the Banco Itau Reporting Persons described elsewhere in this Statement. The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the AOL Group and the Banco Itau Reporting Persons.

         (b) The business address of Aspen and Atlantis is c/o Finser Corporation, 550 Biltmore Way, Suite 900, Coral Gables, Florida 33134, and the business address of GAC and RJC is c/o Venevision, Final Avenida La Salle, Edificio Venevision, Urbanivacion Colina de los Caobos, Caracas, Venezuela. The principal executive offices of AOL Time Warner are at 75 Rockefeller Plaza, New York, New York 10019, and the principal executive offices of AOL are at 22000 AOL Way, Dulles, Virginia 20166. The business addresses of the Banco Itau Reporting Persons are set forth in Schedule I to this Statement.

          (c)  See Item 2(b).  Aspen and Atlantis are passive holding companies.

         GAC has been a member of AOL-LA's Board of Directors (the "Board") since January 2000. For more than the last five years, GAC has overseen the management and operations of the Cisneros Group of Companies, a name used to describe a group of investments, joint ventures, strategic alliances and companies (including Aspen and Atlantis) that are associated with GAC and RJC and trusts established by them for the benefit of themselves and members of their families (the "Cisneros Group"). GAC is an executive officer and a director of a number of the companies associated with the Cisneros Group, including Spalding Holdings Corporation, Pueblo Xtra International, Inc. and Panamerican Beverages, Inc.

         RJC has been a member of the Board since January 2000. For more than the last five years, RJC has served as an executive officer and a director of a number of the companies associated with the Cisneros Group.

         Aspen and Atlantis are member companies of the Cisneros Group. Aspen is indirectly beneficially owned by a trust established by GAC for the benefit of himself and members of his family, and Atlantis is indirectly beneficially owned by a trust established by RJC for the benefit of himself and members of his family. Aspen and GAC disclaim beneficial ownership of the shares of AOL-LA owned by Atlantis and/or RJC. Atlantis and RJC disclaim beneficial ownership of the shares of AOL-LA owned by Aspen and/or GAC.

         (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Aspen and Atlantis are limited liability companies organized under the laws of the state of Delaware. GAC and RJC are citizens of Venezuela.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Prior to August 7, 2000, the effective date of AOL-LA's initial public offering of its Class A Common Stock (the "Offering"), the business of AOL-LA was conducted by affiliates of AOL Latin America, S.L. AOL Latin America, S.L. is a limited liability company that was organized in Spain in December 1998. AOL Latin America, S.L. was formed by AOL and the Cisneros Group, as a joint venture in which:

         (i) AOL contributed royalty free license rights and other rights and services in exchange for its ownership interest (such contribution was recorded at AOL's historical cost basis, which was zero); and

         (ii) the Cisneros Group contributed an aggregate amount of approximately $100.1 million in exchange for its ownership interest.

         In addition, AOL and the Cisneros Group each contributed $32.5 million to AOL Latin America, S.L. through July 2000, and each paid AOL-LA an additional $17.5 million before December 31, 2000.

         Immediately before the effectiveness of the Offering, AOL-LA became the holding company of, and indirectly acquired all of, AOL Latin America, S.L. and its affiliates through a corporate reorganization (the "Reorganization"). Pursuant to the Reorganization, (i) AOL and the Cisneros Group exchanged their ownership interests in the two holding companies that owned AOL Latin America, S.L. and its affiliates for 101,858,334 shares of AOL-LA's Series B Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series B Preferred Stock"), and 99,861,910 shares of Series C Redeemable Convertible Preferred Stock, par value $0.01 per share ("Series C Preferred Stock"), respectively; and
(ii) AOL-LA issued a warrant to AOL (the "AOL Warrant") to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class A Common Stock or Class B Common Stock, par value $0.01 per share ("Class B Common Stock"), at a per share exercise price equal to the Offering price of $8.00. AOL did not pay any additional consideration to AOL-LA upon the issuance and delivery of the AOL Warrant to AOL.

         In addition, on August 11, 2000, each of AOL and the Cisneros Group purchased 4,000,000 shares of Class A Common Stock in the Offering at the $8.00 Offering price. The Cisneros Group purchased its shares using funds from its working capital.

         Upon the effectiveness of the Offering, the Cisneros Group (i) converted 2,057,950 shares of Series C Preferred Stock into Class A Common Stock and gifted such Class A Common Stock to current and former employees of the Cisneros Group, and (ii) gifted 505,554 shares of Series C Preferred Stock to the children of GAC and RJC, which shares are the subject of the Voting Agreement and Irrevocable Proxy discussed in Item 4. Upon the effectiveness of the Offering, GAC and RJC were each granted immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

         Currently, no shares of AOL-LA's Class B Common Stock or shares of AOL-LA's Class C Common Stock, $0.01 par value per share (the "Class C Common Stock"), are outstanding. For the purposes hereof, the term "B Stock" refers collectively to Series B Preferred Stock and Class B Common Stock, and the term "C Stock" refers collectively to Series C Preferred Stock and Class C Common Stock.

         The shares of Series E Redeemable Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock"), purchased by Aspen and Atlantis pursuant to the Stock Purchase Agreement described in Items 4 and 6 hereof were purchased using funds from Aspen's and Atlantis's working capital.

Item 4.  PURPOSE OF TRANSACTION

         The information set forth or incorporated by reference in Items 2, 3, 5, 6 and 7 is hereby incorporated by reference.

         The Cisneros Group's purchase, on August 11, 2000, of 4,000,000 shares of Class A Common Stock in the Offering was part of a broader investment history with AOL-LA that included the Reorganization.

         As one of the founders of AOL-LA, the Cisneros Group, along with AOL, exercises its control over AOL-LA through several instruments and agreements, including (i) an Amended and Restated Stockholders' Agreement, dated as of March 30, 2001, among AOL, ODC and AOL-LA (the "Stockholders' Agreement"); (ii) an Amended and Restated Registration Rights and Stockholders' Agreement (the "Banco Itau Registration Rights Agreement"), dated as of March 30, 2001, among AOL-LA, Banco Itau, Banco Banerj, Banco Itau-Cayman, Itau Bank Limited, and, for limited purposes, AOL and ODC; (iii) AOL-LA's Restated Certificate of Incorporation, as amended from time to time (the "Charter"); and (iv) AOL-LA's Restated By-laws (the "By-laws"). In addition, the Cisneros Group has entered into various agreements relating to the equity securities issued by AOL-LA, including a Stock Purchase Agreement (as described below in this Item 4), a Voting Agreement (as described below in this Item 4), and the AOL-ODC Registration Rights Agreement (as described in Item 6 of this Statement).

         On December 28, 2000, Riverview transferred (i) 4,000,000 shares of Class A Common Stock and 97,298,406 shares of Series C Preferred Stock to Aspen and Atlantis in equal proportion, (ii) its rights under the predecessor to the Stockholders' Agreement to Aspen and Atlantis, (iii) its rights under the predecessor to the Banco Itau Registration Rights Agreement to Aspen and Atlantis, (iv) its rights under the predecessor to the AOL-ODC Registration Rights Agreement (as defined in Item 6), and (v) the rights under the Voting Agreement and Irrevocable Proxy, dated as of August 7, 2000, by and among AOL-LA, Riverview and the Cisneros family members party thereto (the "Voting Agreement and Irrevocable Proxy") so as to confer, with respect to Atlantis, the right to vote 288,888 shares of Series C Preferred Stock owned by Henrique Jorge Cisneros, Andres Enrique Cisneros, Helena Alicia Cisneros and Eduardo Enrique Ricardo Cisneros, and, with respect to Aspen, the right to vote 216,666 shares of Series C Preferred Stock owned by Adriana Mercedes Patricia Cisneros, Carolina P. Cisneros and Guillermo A. Cisneros, thereby disposing of all of Riverview's prior holdings of AOL-LA securities.

         The Stockholders' Agreement contains various provisions that affect the way AOL-LA operates its business and governs many important aspects of the relationships among AOL, AOL-LA and the Cisneros Group.

         Pursuant to the Stockholders' Agreement, AOL and ODC agreed to vote all of their shares of AOL-LA capital stock to elect the four directors nominated by the Special Committee (as defined below in this Item 4) for election by the holders of all shares of AOL-LA's outstanding capital stock, voting together. In addition, under the Banco Itau Registration Rights Agreement, AOL and ODC agreed to vote their shares of AOL-LA capital stock in favor of an individual nominated by Banco Itau to serve as one of the above-mentioned four directors.

         The Stockholders' Agreement also states that AOL and ODC may admit one or more additional principal stockholders to AOL-LA. Any such additional stockholder would either receive new shares of AOL-LA capital stock or would acquire shares owned by AOL or ODC. If such new stockholder is a Strategic Partner (as such term is defined in the Stockholders' Agreement, a copy of which is included as Exhibit 2 to this Statement), ODC's ownership interest in AOL-LA will be reduced at a disproportionately greater rate than AOL's ownership interest in AOL-LA. To achieve the reduction, for example, either AOL-LA or AOL could purchase shares held by the Cisneros Group at their then fair market value.

         Pursuant to the Charter, holders of Class A Common Stock are each entitled to one vote per share, while holders of B Stock and C Stock are each entitled to ten votes per share and have been granted the exclusive right to vote on a number of significant provisions of the Charter and the By-laws.

         The actions set forth below require a majority vote of B Stock and C Stock, each voting separately as a class.

                  (a) amending or repealing the provisions of the Charter relating to (i) the expansion of AOL-LA's business beyond PC-, TV- or wireless-based services, (ii) the extent to which AOL-LA's stockholders, including AOL and the Cisneros Group, may compete with AOL-LA for business,
(iii) access to corporate opportunities that may be taken by AOL and the Cisneros Group, (iv) the limitation of AOL's and the Cisneros Group's liability to AOL-LA if AOL and the Cisneros Group appropriate AOL-LA's corporate opportunities, (v) AOL-LA's indemnification of AOL and the Cisneros Group, as well as any of their officers, directors, agents, stockholders, members, partners, affiliates or subsidiaries, if they incur damages for lawsuits based on claims that they breached their fiduciary duty to AOL-LA by appropriating AOL-LA's corporate opportunities, (vi) the terms of AOL-LA's authorized capital stock, including voting, dividend and conversion rights, (vii) the election and removal of AOL-LA's directors, (viii) the Special Committee, and (ix) the initiation of litigation that is adverse to either AOL or the Cisneros Group;

                  (b) amending the provisions of the By-laws, as they relate to the Board and its committees and the indemnification of AOL-LA's officers and directors; and

                  (c) unless otherwise required under Delaware law or waived by holders of a majority of the outstanding shares of B Stock or C Stock, approving
(i) mergers and acquisitions, (ii) any issuance of, or change in, any of AOL-LA's capital stock, (iii) the transfer of any of AOL-LA's material assets,
(iv) the establishment of any subsidiary or any material change in a subsidiary's business, (v) the adoption and modification of business plans, (vi) AOL-LA's establishment or amendment of any significant investment or cash management policy, (vii) AOL-LA's discontinuance of any material business activity, (viii) AOL-LA's entering into any partnership, joint venture or consortium, (ix) AOL-LA's entering into agreements outside the ordinary course of its business, and (x) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose an involuntary filing for bankruptcy.

         For as long as any shares of B Stock or C Stock remain outstanding, the holders of Class A Common Stock and the Board will have no voting rights on the matters set forth in item (a) or (b) above, unless required under Delaware law.

         The voting rights for the election of the 14 members of the Board are as follows: (a) the holders of B Stock are entitled to elect five directors (each a "Class B Director"), (b) the holders of C Stock are entitled to elect five directors (each a "Class C Director"), and (c) the holders of all shares of AOL-LA's outstanding capital stock, voting together as a single class, are entitled to elect the remaining four directors (each a "Class A Director"). Banco Itau is entitled to nominate one of these four Class A Directors.

         Pursuant to the Charter, AOL-LA established a two-member committee of the Board consisting of one Class B Director and one Class C Director (the "Special Committee"). The Special Committee will evaluate corporate actions such as:

         (a) amendments to the Charter and By-laws;

         (b) amendments to the Stockholders' Agreement;

         (c) mergers and acquisitions;

         (d) any issuance of, or change in, any capital stock of AOL-LA;

         (e) the transfer of any material assets of AOL-LA;

         (f) loans by AOL-LA in excess of $50,000;

         (g) capital expenditures in excess of $50,000;

         (h) borrowings by AOL-LA in excess of $50,000;

         (i) the declaration of any dividends on securities of AOL-LA;

         (j) the selection of nominees to be recommended by the Board for election by all outstanding shares of AOL-LA capital stock voting together;

         (k) the admission of additional Strategic Partners;

         (l) the launch by AOL-LA of AOL-branded TV- and wireless-based online services in Latin America, as well as any agreements between AOL-LA and third parties that relate to these launches;

         (m) the adoption and modification of business plans;

         (n) the appointment or dismissal of AOL-LA's independent auditors;

         (o) the establishment of any subsidiary or any material change in a subsidiary's business;

         (p) litigation by AOL-LA that involves amounts in excess of $100,000 or that is adverse to either AOL or the Cisneros Group;

         (q) AOL-LA's establishment of, or any significant modification to, any significant investment or cash management policies;

         (r) AOL-LA's discontinuance of any material business activity;

         (s) AOL-LA's entering any partnership, joint venture or consortium;

         (t) AOL-LA's issuance of press releases containing material non-public information;

         (u) AOL-LA's entering into agreements outside of the ordinary course of its business;

         (v) the approval of the final annual audited consolidated financial statements of any subsidiary;

         (w) AOL-LA's filing for bankruptcy or its decision not to prevent or oppose any involuntary filing for bankruptcy;

         (x) adoption or material amendment to any employee benefit or executive compensation plan or severance payment; and

         (y) hiring or firing any personnel with an annual salary in excess of $100,000 or increasing their compensation above $100,000.

         Each of these actions requires the unanimous approval of the Special Committee before being submitted for approval by the Board. Because of their role in choosing the members of the Special Committee, both AOL and the Cisneros Group effectively have the power to veto these corporate actions. If either AOL or the Cisneros Group loses its right to representation on the Special Committee, the Special Committee will be dissolved. If the Special Committee is dissolved, the approval of the Board as a whole will be required to approve any corporate actions previously evaluated by the Special Committee.

         In addition, any amendment to the Charter, other than those over which the holders of B Stock and C Stock have exclusive voting rights, must be approved by the affirmative vote of 75% of the voting power of AOL-LA's outstanding capital stock. Amendments that would adversely alter or change the powers, preferences or special rights of any class or series of AOL-LA's capital stock must also be approved by the affirmative vote of the holders of a majority of the outstanding shares of B Stock and C Stock, each voting separately as a class.

         Further, the By-laws may be amended by a majority vote of the Board, subject to the prior approval of the Special Committee. Unless the holders of B Stock or C Stock have exclusive rights to vote on the amendment, the By-laws may also be amended after obtaining the following: (i) the affirmative vote of a majority of the voting power of all of AOL-LA's capital stock, voting as a single class, (ii) the affirmative vote of a majority of the B stock voting together as a single class, but only if a Class B Director is entitled to be a member of the Special Committee, and (iii) the affirmative vote of a majority of the C Stock, voting together as a single class, but only if a Class C Director is entitled to be a member of the Special Committee.

         As described in Item 6, AOL, ODC and Banco Itau-Cayman have entered into a Stock Purchase Agreement dated as of March 30, 2001 (the "Stock Purchase Agreement"), pursuant to which AOL has purchased 4,717,374 shares of Series D Redeemable Convertible Preferred Stock, $.01 par value per share (the "Series D Preferred Stock"), each of Aspen and Atlantis has purchased 2,268,339 shares of Series E Preferred Stock, and Banco Itau-Cayman has purchased 4,237,840 additional shares of Class A Common Stock, each at a price of $4.6875 per share. The shares of Series D Preferred Stock and Series E Preferred Stock purchased by AOL and ODC, respectively, are immediately convertible into an equivalent number of shares of AOL-LA's Class B and Class C Common Stock, respectively, which in turn are immediately convertible into an equivalent number of shares of AOL-LA's Class A Common Stock. Holders of Series D Preferred Stock and Series E Preferred Stock are entitled to one vote per share. Pursuant to the terms of the Stock Purchase Agreement, AOL has also agreed to purchase an aggregate of an additional 9,434,748 shares of Series D Preferred Stock, and each of Aspen and Atlantis has agreed to purchase an aggregate of an additional 4,536,678 shares of Series E Preferred Stock. Such purchases shall occur at closings to take place on June 1, 2001 and August 1, 2001. The exact numbers of shares to be purchased at such additional closings may be adjusted by notice from AOL-LA to each of AOL and ODC, although in no event will the aggregate numbers of shares to be purchased at such closings by AOL and ODC be less than 9,434,748 shares and 9,073,356 shares, respectively.

         AOL-LA filed a certificate of designation to create the Series D Preferred Stock and the Series E Preferred Stock, as authorized in the Charter (the "Certificate of Designation").

         In connection with the Stock Purchase Agreement, AOL, ODC, AOL-LA and Riverview entered into a Voting Agreement, dated as of March 30, 2001 (the "Voting Agreement"), pursuant to which AOL, Riverview and ODC agreed to vote all shares of AOL-LA's capital stock owned by them in favor of certain proposals to be presented at a meeting of the holders of AOL-LA's Class A Common Stock (the "Class A Holders"), including a proposal to amend the liquidation preference of the Series B Preferred Stock and Series C Preferred Stock. Upon approval of these proposals by the Class A Holders, the shares of Series D Preferred Stock and Series E Preferred Stock purchased by AOL and ODC, respectively, pursuant to the Stock Purchase Agreement will automatically convert into shares of Series B Preferred Stock and Series C Preferred Stock, respectively (the "Conversion"). Under the Voting Agreement, AOL and ODC also agreed to vote in favor of any additional actions necessary to permit the Conversion to occur and to authorize the shares issued in the Conversion (and any shares of capital stock issuable upon conversion of those shares) to be authorized for quotation or listing on the Nasdaq Stock Market.

         The Reporting Persons intend to review their investment in AOL-LA on a continuing basis and, subject to the limitations set forth in the Stockholders' Agreement, reserve the right to acquire additional securities of AOL-LA, in the open market or in privately negotiated transactions with AOL-LA or third parties or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things: the availability of such securities for purchase, or the ability to sell such securities, at satisfactory price levels; the continuing evaluation of AOL-LA's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the actions of the management, Board and controlling stockholders of AOL-LA; and other future developments.

         As part of their ongoing review, the Reporting Persons may have additional discussions with third parties, including other stockholders, or with management of AOL-LA regarding the foregoing.

         Except as set forth elsewhere in this Statement, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the actions requiring disclosure pursuant to Item 4 of Schedule 13D, although the Reporting Persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

         References to, and descriptions of, the Stockholders' Agreement, AOL-ODC Registration Rights Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itau Registration Rights Agreement, the Stock Purchase Agreement, the Certificate of Designation, the Voting Agreement and the AOL-LA Charter and By-laws as set forth above or incorporated in this Item 4 are qualified in their entirety by reference to the copies of such documents included as exhibits to this Statement, and are incorporated in this Item 4 in its entirety where such references and descriptions appear.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

         The information set forth or incorporated by reference in Items 2, 3, 4, 6 and 7 is hereby incorporated herein by reference.

         (a) As of the date hereof, Aspen and GAC each beneficially owns (i) 2,000,000 shares of Class A Common Stock that Riverview purchased in the Offering on August 11, 2000, (ii) 48,865,869 shares of Series C Preferred Stock that Riverview received in the Reorganization (including 216,666 shares owned by the children of GAC as to which Aspen has voting power as described in Item 4), and (iii) 2,268,339 shares of Series E Preferred Stock. In addition, pursuant to the rules of the Securities and Exchange Commission, Aspen and GAC may be deemed to beneficially own an additional 4,536,678 shares of Series E Preferred Stock that Aspen is obligated to purchase under the terms of the Stock Purchase Agreement at the closings on June 1 and August 1, 2001. Shares of Series C Preferred Stock and Series E Preferred Stock are convertible into shares of Class C Common Stock at any time, initially on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, initially on a one share for one share basis. All of the equity interest in Aspen is indirectly owned by a trust established by GAC for the benefit of himself and members of his family. In addition, GAC beneficially owns immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

         As of the date hereof, Atlantis and RJC each beneficially owns (i) 2,000,000 shares of Class A Common Stock that Riverview purchased in the Offering on August 11, 2000, (ii) 48,938,091 shares of Series C Preferred Stock that Riverview received in the Reorganization (including 288,888 shares owned by the children of RJC as to which Atlantis has voting power as described in Item
4), and (iii) 2,268,339 shares of Series E Preferred Stock. In addition, pursuant to the rules of the Securities and Exchange Commission, Atlantis and RJC may be deemed to beneficially own an additional 4,536,678 shares of Series E Preferred Stock that Atlantis is obligated to purchase under the terms of the Stock Purchase Agreement at the closings on June 1 and August 1, 2001. Shares of Series C Preferred Stock and Series E Preferred Stock are convertible into shares of Class C Common Stock at any time, initially on a one share for one share basis, and such shares of Class C Common Stock are convertible into shares of Class A Common Stock at any time, initially on a one share for one share basis. All of the equity interest in Atlantis is indirectly owned by a trust established by RJC for the benefit of himself and members of his family. In addition, RJC beneficially owns immediately exercisable options to purchase 60,000 shares of Class A Common Stock.

         (b) Aspen has the shared power to vote 57,670,886 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock). Such shares include the right to vote 216,666 shares owned by the children of GAC as to which Aspen has voting power pursuant to the Voting Agreement and Irrevocable Proxy. GAC has the power to vote 57,730,886 shares of Class A Common Stock (assuming the conversion of the shares of Series C Preferred Stock and Series E Preferred Stock, and the exercise of his options to purchase 60,000 shares of Class A Common Stock). All of GAC's voting power is shared with Aspen, except with respect to 60,000 shares of Class A Common Stock subject to immediately exercisable options owned by GAC (assuming the exercise of such options). Atlantis has the shared power to vote 57,743,108 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock). Such shares include the right to vote 288,888 shares owned by the children of RJC as to which Atlantis has voting power pursuant to the Voting Agreement and Irrevocable Proxy. RJC has the power to vote 57,803,108 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and shares of Series E Preferred Stock, and the exercise of his options to purchase 60,000 shares of Class A Common Stock). All of RJC's voting power is shared with Atlantis, except with respect to 60,000 shares of Class A Common Stock subject to immediately exercisable options owned by RJC (assuming the exercise of such options).

         Aspen has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock). Through his control of Aspen, GAC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock, and the exercise of his options to purchase 60,000 shares of Class A Common Stock). Atlantis has the shared power to dispose of 57,454,220 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock). Through his control of Atlantis, RJC has the power to dispose of 57,514,220 shares of Class A Common Stock (assuming the conversion of the Series C Preferred Stock and Series E Preferred Stock, and the exercise of his options to purchase 60,000 shares of Class A Common Stock).

         Upon the conversion of the Series C Preferred Stock and Series E Preferred Stock beneficially owned by it, Aspen would beneficially own 57,670,886 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options, Aspen would beneficially own approximately 17.7% of the 325,798,328 issued and outstanding shares of Class A Common Stock of AOL-LA after such conversions, issuances and exercises.

         Upon the conversion of his Series C Preferred Stock and Series E Preferred Stock, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, GAC would beneficially own 57,730,886 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock outstanding after such conversion and exercise. However, assuming
(i) the conversion of all B Stock and C Stock, (ii) the issuance of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options, GAC would beneficially own approximately 17.7% of the 325,798,328 issued and outstanding shares of Class A Common Stock of AOL-LA after such conversions, issuances and exercises.

         Upon the conversion of its Series C Preferred Stock and Series E Preferred Stock, Atlantis would beneficially own 57,743,108 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock outstanding after such conversion. However, assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options, Atlantis would beneficially own approximately 17.7% of the 325,798,328 issued and outstanding shares of Class A Common Stock of AOL-LA after such conversions, issuances and exercises.

         Upon the conversion of his Series C Preferred Stock and Series E Preferred Stock, and the exercise of his options to purchase 60,000 shares of Class A Common Stock, RJC would beneficially own 57,803,108 shares of Class A Common Stock in the aggregate, or approximately 47.0% of the shares of Class A Common Stock outstanding after such conversion and exercise. However, assuming
(i) the conversion of all B Stock and C Stock, (ii) the issuance of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options, RJC would beneficially own approximately 17.7% of the 325,798,328 issued and outstanding shares of Class A Common Stock of AOL-LA.

         Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Stockholders' Agreement, the Voting Agreement, and the AOL-ODC Registration Rights Agreement (as defined in Item 6 hereof), the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the AOL Group. As of the date hereof, the AOL Group beneficially owns (i) 4,000,000 shares of Class A Common Stock, (ii) 101,858,334 shares of Series B Preferred Stock, which represents all of such Series B Preferred Stock outstanding, (iii) currently exercisable options to purchase 240,000 shares of Class A Common Stock, (iv) 4,717,374 shares of Series D Preferred Stock, which represents all of such Series D Preferred Stock outstanding, and (v) warrants to purchase 16,541,250 shares of AOL-LA stock in any combination of Series B Preferred Stock, Class B Common Stock or Class A Common Stock. In addition, pursuant to the rules of the Securities and Exchange Commission, the AOL Group may be deemed to beneficially own an additional 9,434,748 shares of Series D Preferred Stock that it is obligated to purchase under the terms of the Stock Purchase Agreement at the closings on June 1 and August 1, 2001. Shares of Series B Preferred Stock and Series D Preferred Stock are convertible into Class B Common Stock at any time, initially on a one share for one share basis, and such Class C Common Stock is convertible into Class A Common Stock at any time, initially on a one share for one share basis. As of the date hereof, the AOL Group beneficially owns an aggregate of 136,791,706 shares of Class A Common Stock, or approximately 42.0% of the 325,798,328 issued and outstanding shares of Class A Common Stock (assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options). The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the AOL Group.

         Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Banco Itau Registration Rights Agreement, the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Exchange Act, of all of the equity securities of AOL-LA beneficially owned by the Banco Itau Reporting Persons. As of the date hereof, the Banco Itau Reporting Persons beneficially own 35,997,840 shares of Class A Common Stock (assuming the exercise of options to purchase 60,000 shares of Class A Common Stock granted to Mr. Setubal), or approximately 11.0% of the 325,798,328 issued and outstanding shares of Class A Common Stock (assuming (i) the conversion of all B Stock and C Stock, (ii) the issuance of all Series D Preferred Stock and Series E Preferred Stock issued or issuable under the Stock Purchase Agreement, and (iii) the exercise and conversion of all outstanding warrants and stock options). The Reporting Persons disclaim beneficial ownership of any AOL-LA securities owned directly or indirectly by the Banco Itau Reporting Persons.

         Other than as set forth in this Statement, to the best of the Reporting Persons' knowledge as of the date hereof, (i) neither the Reporting Persons nor any subsidiary or affiliate of the Reporting Persons beneficially owns any shares of Class A Common Stock, and (ii) there have been no transactions in the shares of Class A Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the Reporting Persons' knowledge, by any subsidiary or affiliate of the Reporting Persons.

         References to, and descriptions of, the Stockholders' Agreement, the Voting Agreement, the Voting Agreement and Irrevocable Proxy, the Banco Itau Registration Rights Agreement, and the AOL-LA Charter and By-laws as set forth above or incorporated in this Item 5 are qualified in their entirety by reference to the copies of such documents included as exhibits to this Statement, and are incorporated in this Item 5 in its entirety where such references and descriptions appear.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information set forth or incorporated by reference in Items 2, 3, 4, 5 and 7 is hereby incorporated herein by reference.

         AOL-LA, AOL, ODC and Banco Itau-Cayman have entered into the Stock Purchase Agreement, pursuant to which AOL has purchased 4,717,374 shares of Series D Preferred Stock, ODC has purchased 4,536,678 shares of Series E Preferred Stock, and Banco Itau-Cayman has purchased 4,237,840 additional shares of Class A Common Stock, each at a price of $4.6875 per share. Pursuant to the terms of the Stock Purchase Agreement, AOL has also agreed to purchase an additional 9,434,748 shares of Series D Preferred Stock, and ODC has agreed to purchase an additional 9,073,356 shares of Series E Preferred Stock. Such purchases shall occur at closings to take place on June 1, 2001 and August 1, 2001. The exact numbers of shares to be purchased at such additional closings may be adjusted by notice from AOL-LA to each of AOL and ODC, although in no event will the aggregate numbers of shares to be purchased at such closings be less than 9,434,748 shares and 9,073,356 shares, respectively.

         In the event that AOL defaults in the timely payment of the full amount owed to AOL-LA with respect to any shares to be purchased by AOL under the Stock Purchase Agreement, ODC will have the right to cure such payment default by paying all or a portion of the amount of the default and receiving a number of shares equal to the amount of the default payment made by ODC divided by $4.6875. In addition, ODC would thereupon have the right to purchase from AOL such aggregate number of shares of Series B Preferred Stock, Series D Preferred Stock or Class B Common Stock, as ODC selects, up to an amount equal to the number of shares purchased from AOL-LA pursuant to the share purchase described in the preceding sentence, at a purchase price equal to $3.75. AOL has the right to cure similar defaults by ODC and to purchase shares from AOL-LA at $4.6875 per share upon any default by ODC, as well as the right to purchase up to an equal aggregate number of shares of Series C Preferred Stock, Series E Preferred Stock or Class C Common Stock from ODC in the event of such a default, at a purchase price of $3.75.

         The Stockholders' Agreement also contains restrictions on AOL's and ODC's abilities to (i) acquire additional equity securities of AOL-LA, except as specifically approved by the board of directors of AOL-LA, (ii) compete with AOL-LA, or (iii) transfer equity securities of AOL-LA, except as permitted by the terms of the Stockholders' Agreement, which provide for a right of first refusal to the non-transferring stockholder if the other stockholder decides to transfer any equity securities of AOL-LA owned by it. The Stockholders' Agreement further states that, in the event of a breach by AOL of its agreement not to compete with AOL-LA as described in the Stockholders' Agreement, ODC may require AOL to purchase all of ODC's equity interest in AOL-LA, for a purchase price equal to the fair market value of such equity interest plus the amount of any damages sustained as a result of such breach. In the event of a breach by ODC of its agreement not to compete with AOL-LA, AOL-LA or AOL shall have the right to purchase all of ODC's equity interest in AOL-LA, for a purchase price equal to the fair market value of such equity interest less the amount of any damages sustained as a result of such breach.

         The Banco Itau Registration Rights Agreement, which provides registration rights for the shares owned by the Banco Itau Reporting Persons, also provides that, in the event that the Banco Itau Reporting Persons decide to sell any of the shares purchased by them pursuant to the Stock Purchase Agreement, they must first offer such shares to AOL-LA, AOL and ODC. The Banco Itau Registration Rights Agreement also provides for rights of participation by the Banco Itau Reporting Persons in certain sales of AOL-LA equity securities to third parties by AOL, ODC and AOL-LA.

         In addition, reference is made to an Amended and Restated Registration Rights Agreement, dated as of March 30, 2001, by and among AOL-LA, AOL and ODC, pursuant to which AOL and ODC were granted rights to cause AOL-LA to register shares of Class A Common Stock purchased by them in the Offering or issued to them upon conversion of their shares of (i) B Stock, Series D Preferred Stock and upon the exercise of the AOL Warrant, in the case of AOL, and (ii) C Stock and Series E Preferred Stock, in the case of ODC (the "AOL-ODC Registration Rights Agreement").

         References to, and descriptions of, the Stock Purchase Agreement, the AOL-ODC Registration Rights Agreement, the Stockholders' Agreement, and the Banco Itau Registration Rights Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copies of such documents included as exhibits to this Statement, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

         To the best of the Reporting Persons' knowledge, except as described in this Statement, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of AOL-LA.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT NUMBER        DESCRIPTION
--------------        -----------

        1 Joint Filing Agreement, dated March 7, 2001, among the Reporting Persons (filed as Exhibit 1 to the Reporting Persons' Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on March 8, 2001 and incorporated herein by reference).

        2 Amended and Restated Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC (confidential treatment requested with respect to portions of this document; filed as
                      Exhibit 1 to Amendment No. 3 to Schedule 13D of AOL Time Warner Inc. and America Online, Inc. (with respect to shares in America Online Latin America, Inc.), filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference).

        3 Amended and Restated Registration Rights and Stockholders' Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., Banco Itau, S.A., Banco Banerj, S.A., Banco Itau, S.A.-Cayman Branch, Itau Bank Limited, and for purposes of certain sections thereof, America Online, Inc., Atlantis Investments LLC, and Aspen Investments LLC (filed as Exhibit 2 to Amendment No. 3 to Schedule 13D of AOL Time Warner Inc. and America Online, Inc. (with respect to shares in America Online Latin America, Inc.), filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference).

        4 America Online Latin America, Inc.'s Restated Certificate of Incorporation (filed as Exhibit 3.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference), as amended by America Online Latin America, Inc.'s Certificate of Amendment of Restated Certificate of Incorporation (filed as Exhibit 3.3 to America Online Latin America, Inc.'s Form 10-K, filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference).

        5 Certificate of Designations, Preferences and Rights of the Series D Redeemable Convertible Preferred Stock and the Series E Redeemable Convertible Preferred Stock of America Online Latin America, Inc. (filed as Exhibit 4 to Amendment No. 3 to Schedule 13D of AOL Time Warner Inc. and America Online, Inc. (with respect to shares in America Online Latin America, Inc.), filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference).

        6 America Online Latin America, Inc.'s Restated By-laws (filed as Exhibit 3.2 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

        7 Amended and Restated Registration Rights Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, and Atlantis Investments LLC (filed as Exhibit 6 to Amendment No. 3 to Schedule 13D of AOL Time Warner Inc. and America Online, Inc. (with respect to shares in America Online Latin America, Inc.), filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference).

        8 Stock Purchase Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC, Atlantis Investments LLC, and Banco Itau, S.A.-Cayman Branch (filed as Exhibit 8 to Amendment No. 3 to Schedule 13D of AOL Time Warner Inc. and America Online, Inc. (with respect to shares in America Online Latin America, Inc.), filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference).

        9 Voting Agreement, dated as of March 30, 2001, by and among America Online Latin America, Inc. and the Stockholders named on Schedule A thereto (filed as Exhibit 9 to Amendment No. 3 to Schedule 13D of AOL Time Warner Inc. and America Online, Inc. (with respect to shares in America Online Latin America, Inc.), filed with the Securities and Exchange Commission on April 13, 2001 and incorporated herein by reference).

        10 Voting Agreement and Irrevocable Proxy, dated as of August 7, 2000, by and among America Online Latin America, Inc., Riverview Media Corp. and the children of GAC and RJC (filed as Exhibit 9.1 to Amendment No. 10 to America Online Latin America, Inc.'s Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on July 27, 2000 and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               ASPEN INVESTMENTS LLC

Date: April __, 2001                           By:
                                                  -------------------------



                                               ATLANTIS INVESTMENTS LLC


Date: April __, 2001                           By:
                                                  -------------------------




Date: April __, 2001
                                               ----------------------------
                                                      Gustavo A. Cisneros



Date: April __, 2001
                                               ----------------------------
                                                      Ricardo J. Cisneros

                                   SCHEDULE I

                  Addresses of the Banco Itau Reporting Persons

Banco Itau, S.A.
176 Rua Boa Vista
Sao Paulo, Brazil

Banco Banerj, S.A.
Rua da Alfandega 28, 9th Floor
Rio de Janeiro, Brazil

Itau Bank Limited
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.

Banco Itau, S.A.-Cayman Branch
Ansbacher House, 3rd Floor
20 Genesis Close -P.O. Box 10141
Grand Cayman
Cayman Islands, B.W.I.